UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 28, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $22,000 10.75% Exchangeable Notes due December 31, 2012 (Linked to the Common Stock of Peabody Energy Corporation)

•                  $566,000 18.00% Exchangeable Notes due December 31, 2012 (Linked to the Common Stock of Green Mountain Coffee Roasters, Inc.)

•                  $313,000 15.00% Exchangeable Notes due March 28, 2013 (Linked to the Common Stock of United States Steel Corporation)

•                  $137,000 13.00% Exchangeable Notes due March 28, 2013 (Linked to the Common Stock of Joy Global Inc.)

•                  $84,000 10.75% Exchangeable Notes due September 27, 2013 (Linked to the Common Stock of salesforce.com, inc.)

•                  $264,000 9.60% Exchangeable Notes due September 27, 2013 (Linked to the Common Stock of Valero Energy Corporation)

•                  $6,596,000 Step-Up Callable Notes due September 28, 2027

•                  $1,893,000 Step-Up Callable Notes due September 28, 2023

•                  Barclays Bank PLC Airbag Yield Optimization Notes $1,174,000 Notes linked to the common stock of CNH Global N.V. due March 28, 2013

•                  Barclays Bank PLC Airbag Yield Optimization Notes $1,498,000 Notes linked to the common stock of Silver Wheaton Corp. due March 28, 2013

•                  $2,047,000 Contingent Absolute Return Autocallable Optimization Securities Linked to the Performance of Corn Futures Contracts due October 3, 2013

•                  $66,000 8.85% Exchangeable Notes due March 28, 2013 (Linked to the Common Stock of Bank of America Corporation)

•                  $990,000 10.75% Exchangeable Notes due March 28, 2013 (Linked to the Common Stock of Superior Energy Services, Inc.)

•                  $2,000,000 Buffered SuperTrackSM Digital Notes due September 30, 2014 Linked to the Performance of the S&P 500® Index

•                  $1,100,000 Buffered SuperTrack Notes due September 27, 2016 Linked to the Performance of a Basket of Commodities

•                  $8,750,000 Contingent Quarterly Payment Callable Yield Notes due September 28, 2017 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index

•                  $3,800,000 Notes due September 28, 2016 Linked to the Performance of a Basket of Commodity Indices C-448

•                  $2,158,000 Callable Yield Notes due March 28, 2014 (Linked to the Common Stock of Freeport McMoRan Copper & Gold, Inc.)

•                  $1,600,000 SuperTrackSM Notes due January 28, 2016 Linked to the Performance of the S&P 500® Index

•                  $66,000 7.30% Exchangeable Notes due September 27, 2013 (Linked to the Common Stock of eBay Inc.)

•                  $400,000 9.30% Exchangeable Notes due September 27, 2013 (Linked to the Common Stock of Hewlett-Packard Company)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: September 28, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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